                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
            (Name, Address and telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 1997
             (Date of event which requires filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                   Page 1 of 7
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 12686C-10-9




(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-              Matthew John Dolan
         tion Nos. of Above Persons              SS: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                   (a)
         if a Member of a Group                      (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                         00*
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                            U.S.A.
--------------------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power                      500
Beneficially Owned   -----------------------------------------------------------
by Each Reporting      (8) Shared Voting Power                598,401
Person With          -----------------------------------------------------------
                       (9) Sole Dispositive Power                 500
                     -----------------------------------------------------------
                      (10) Shared Dispositive Power           598,401
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                       598,901
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                      4.2%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                IN



------------------------
*        See Exhibit A.


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CUSIP No. 12686C-10-9




                      CONTINUATION PAGES OF AMENDMENT NO. 1
                            TO SCHEDULE 13D FILED BY
                 MATTHEW JOHN DOLAN, INDIVIDUALLY AND AS TRUSTEE

         This Amendment No. 1 to the Schedule 13D, dated November 15, 1994 (the "Schedule 13D"), previously filed by Matthew John Dolan ("Mr. Dolan") is the initial electronic filing by Mr. Dolan and, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, restates the
Schedule 13D.

Item 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Matthew John Dolan, who is filing individually and as Trustee for the Trusts listed on Exhibit A.

         (b) The residence of Mr. Dolan is 17380 Haskins Road, Bainbridge, Ohio 44023.

         (c) The present principal occupation of Mr. Dolan is as Assistant County Prosecutor. The address is 231 Main Street, Court House Annex, Chardon, Ohio 44024.

         (d) Mr. Dolan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Dolan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Dolan is a U.S. citizen.

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CUSIP No. 12686C-10-9




Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares held by Mr. Dolan were not acquired by purchase. See Exhibit A.

Item 4.  PURPOSE OF TRANSACTION.

         The Trusts are held for investment purposes. See Exhibit A. Except as set forth in Exhibit B, Mr. Dolan has no plans or proposals which relate or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries;
(c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's present capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. See Exhibit A and Exhibit B.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Dolan may be deemed to beneficially own an aggregate of 598,901 shares of Class A Common Stock as a result of his beneficial ownership of (i) 597,401 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common and (ii) 1,500 shares of Class A Common Stock. This aggregate amount represents approximately 4.2% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock).


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CUSIP No. 12686C-10-9



         (b) Mr. Dolan has the (i) sole power to vote or to direct the vote of 500 shares of Class A Common Stock; (ii) shared power to vote or direct the vote of 597,401 shares of Class B Common Stock convertible into Class A Common Stock and 1,000 shares of Class A Common Stock jointly with his former spouse;
(iii) sole power to dispose or to direct the disposition of 500 shares of Class A Common Stock and (iv) shared power to dispose or to direct the disposition of 597,401 shares of Class B Common Stock convertible into Class A Common Stock and 1,000 shares of Class A Common Stock jointly with his former spouse. See Exhibit A.

         (c) No transactions in the class of securities reported on were effected during the past sixty days by Mr. Dolan.

         (d) See Exhibit A.

         (e) The reporting person ceased to be the beneficial owner of more than 5% of the class of securities prior to June 12, 1997, due to a change in the amount of outstanding shares.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Exhibit B.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -       Voting Agreement

         Exhibit 2 -       Power of Attorney, dated as of
                           March 1, 1995, confirming the
                           authority of William A. Frewin, Jr.
                           to sign on behalf of Matthew John
                           Dolan.



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CUSIP No. 12686C-10-9




SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 23, 1997

                        Signature:       /s/ Matthew John Dolan
                                       By William A. Frewin, Jr.
                                       -----------------------------------

                        Name/Title:    Matthew John Dolan, individually
                                       and as Trustee of each of the
                                       following Trusts:
                                          DC Marianne Trust
                                          DC Thomas Trust
                                       By William A. Frewin, Jr.,
                                          attorney-in-fact



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CUSIP No. 12686C-10-9



                                    Exhibit A

         Matthew John Dolan ("Mr. Dolan") is currently one of the trustees (a "Trustee") of each of the trusts listed in the table below (the "Trusts"), which own in the aggregate 597,401 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of Cablevision Systems Corporation, a Delaware Corporation (the "Issuer"). The other Trustee of the DC Marianne Trust is Marianne Dolan Weber and of the DC Thomas Trust is Thomas Charles Weber. Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of the Issuer. Mr. Dolan does not have an economic interest in such shares, but, and as a Trustee of the Trusts, has the shared power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. Dolan retains such powers, he is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. In addition, Mr. Dolan holds 500 shares of Class A Common Stock individually and 1,000 shares of Class A Common jointly with his former spouse.

         The following table lists each Trust's name and the name of its beneficiary.


Name of Trust                          Beneficiary
-------------                          -----------

DC Marianne Trust                      Marianne Dolan Weber

DC Thomas  Trust                       Thomas Charles Dolan

         Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary.

The Dolan Children Trusts

         For each of the DC Marianne Trust and the DC Thomas Trust (together, the "Dolan Children Trusts"), distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Matthew John Dolan, to the person for whom the Trust is named (the "Current Beneficiary"). The Current Beneficiary has the power during his or her life to appoint all or part of the


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CUSIP No. 12686C-10-9



relevant Dolan Children Trust to or for the benefit of one or more of the Current Beneficiary's descendants. Upon the death of the Current Beneficiary, the relevant Dolan Children Trust, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of the Current Beneficiary's descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then-living descendants, or if none, per stirpes to the then-living descendants of Charles
F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

Beneficial Ownership of Beneficiaries and Trusts

         Beneficiaries of any Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such Trust, because Matthew John Dolan has the sole discretion to distribute or accumulate the income from each Trust and the sole discretion to distribute the principal of each Trust to the beneficiary of such Trust.

                                    EXHIBIT B

          Cablevision Systems Corporation, a Delaware corporation ("CSC"), has entered into a Contribution and Merger Agreement, dated as of June 6, 1997 (the "Contribution and Merger Agreement"), with TCI Communications, Inc., a Delaware corporation and the principal cable television subsidiary of Tele-Communications, Inc., ("TCI Communications"), CSC Parent Corporation, a Delaware corporation wholly-owned by CSC ("Parent"), and CSC Merger Corporation, a Delaware corporation wholly-owned by Parent ("Merger Sub"). The Contribution and Merger Agreement provides for the merger of Merger Sub with and into CSC, with CSC as the surviving corporation, and the conversion in the merger of outstanding shares of CSC common stock into like shares of common stock of Parent and for the contribution by or on behalf of TCI Communications of corporations (the "Contributed Entities") owning specified cable television systems in exchange for shares of Class A Common Stock of Parent. CSC's Series I Preferred Shares will become convertible into Series A Common Stock of Parent. Following the closing (the "Closing") of the transactions contemplated by the Contribution and Merger Agreement, Parent will be renamed Cablevision Systems Corporation. As a result of the transactions contemplated by the Contribution and Merger Agreement, existing CSC shareholders will become shareholders of Parent, which will be a new publicly traded company that will own CSC and, separately, the Contributed Entities.

          CSC shareholders having a majority of CSC's voting power have agreed with TCI Communications in a voting agreement (the "Voting Agreement") that they will vote to approve the adoption of the Contribution and Merger Agreement and the issuance of Parent shares to TCI Communications and against any matter that would compete with or interfere with such adoption and issuance. The parties to the Voting Agreement are: Parent, Tele-Communications, Inc., CSC, Charles F. Dolan, Charles F. Dolan 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC
Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No.
3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.

          The Contribution and Merger Agreement provides that at the Closing, Parent, Tele-Communications, Inc., a Delaware corporation and owner of TCI Communications ("TCI"), and certain holders of Parent's Class B Common Stock (the "Class B Stockholders") will enter into a Stockholders Agreement (the "Stockholders Agreement") providing, among other things for: (i) limitations on TCI's ability to purchase and sell Class A Common Stock, (ii) consultation rights between Parent, TCI and the Class B Stockholders regarding sales of Parent or significant Parent assets, sales of Class A Common Stock owned by TCI and sales of Class B Common Stock owned by the Class B Stockholders,

(iii) TCI's right to designate two Class B directors, (iv) the right of TCI director designees to membership on a Parent Board committee to approve certain transactions with Class B Stockholders and their family members that will give such designees a veto over such transactions, and (v) TCI's agreement to vote in proportion with the public Parent Class A stockholders for the election of the 25% of Parent directors which the Parent Class A Common Stock is entitled to elect. The Class B Stockholders are: Charles F. Dolan, CFD 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.


                                       2